
BOLD MOVE
BEVERAGES
MADE WITH
American Whiskey
with Cold Brew Coffee
COLD
BROOZE
CRAFT COCKTAIL
VANILLA
OAT
6% ALC/VOL
ATX
DAIRY FREE
12 FL OZ
355 ML
WHISKEY WITH NATURAL FLAVORS
BOLD MOVE
BEVERAGES
MADE WITH
American Whiskey
and Cold Brew Coffee
COLD
BROOZE
CRAFT COCKTAIL
ORIGINAL
BLACK
6% ALC/VOL
ATX
ZERO SUGAR
12 FL OZ
355 ML
WHISKEY WITH NATURAL FLAVORS

INVEST IN **BOLD MOVE BEVERAGES**

Pioneered Cold Brooze — a trademarked boozy coffee that is disrupting brunchtime drinking

boldmovebeverages.com Louisville, KY

Alcohol & Vice | Food & Beverage | Retail | Brewery

Highlights

1. Now sold in Kentucky, Texas, California, and Massachusetts!

2. Developed proprietary formulas for low-ABV, fresh tasting, coffee-based cocktails

3. Launched second flavor, Vanilla Oat Cold Brooze, a creamy and sweet complement to flagship Original

4. Achieved $30K in Q3 2024 revenue and aim to 20X revenue in 2025 (not guaranteed)

5. Expanding retail presence with national partners, now in 20+ Total Wine & BevMo/GoPuff locations

Featured Investor



AV RCP LP

Invested $120,000 ⓘ

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Syndicate Lead

Render's Wefunder Match Fund will support campaigns in Louisville and Southern IN - matching the first $20,000 that your company raises!

render.capital

"As the Founding Managing Director of Render Capital I've had the opportunity to work with incredible founders and visionary teams who are pushing boundaries and reimagining industries. That's exactly what got me excited about Bold Move Beverages and their dynamic founder, Jacob Guss along with their whole founding team of industry leaders. Bold Move is transforming the beverage space by delivering a product that not only tastes exceptional but aligns with today's consumers who are seeking bol..."

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Our Team



Jacob Guss Founder, CEO

Jacob boldly quit his 9-5 to formulate Cold Brooze® & build Bold Move Beverages. Jacob holds an MBA from UT Austin, co-founded a nonprofit, and has professional

experience as a Strategist.

Cold Brooze was born out of Jacob's love for coffee and his desire to feel more energized while socially drinking. At brunches, morning tailgates, and happy hours, Jacob grew tired of the same old options. Jacob is fueled by a desire to make the world a more fun & joyous place to live by creating products that bring people together.



Lewis Milligan Co-Founder, CCO

Lewis' is a 25+ year industry veteran who helped grow Red Bull North America and two beer distributorships that were acquired. Lewis is an avid outdoorsman and skilled bass fisherman.



Justin Fenchel Advisor/Mentor

Justin is the bold founder of BeatBox Beverages, a national brand with +$100M in ARR. After completing his MBA at UT, Justin and his team appeared on Shark Tank & landed a deal with Mark Cuban. Justin is passionate about music and hanging with friends.



Caroline Fabacher Advisor

Bold Moves run in Caroline's veins. As a serial alcohol entrepreneur, venture attorney, and advisor, Caroline brings unmatched wisdom to our team. She is also an avid explorer and loves hiking.



Chris Sundberg Advisor/Investor

Chris' Bold Move is wearing flip flops to most business meetings. Chris is a CPA by trade and is also a successful angel investor. His life goal is to always need a bigger dinner table.



Judson Kauffman Advisor

Judson' is no stranger to bold moves. Prior to advising BMB, Jud served as a Navy Seal and co-founded Desert Door Sotol and Terradepth. He is passionate about leadership and self actualization.

The Bold Story

Bold Move Beverages was born from Jacob's love of coffee and his desire to feel more energized during social gatherings. After years of compromising with subpar options at brunches, golf outings, morning tailgates, and other drinking occasions, Jacob decided to bet on himself, leaving his 9-to-5 to bring his bold vision to life.


BOLD MOVE
BEVERAGES
COLD BROOZE
CRAFT COCKTAIL
VANILLA OAT
COLD BROOZE
CRAFT COCKTAIL
ORIGINAL BLACK

Mission

Our brand mission is to use the social power of coffee and whiskey to inspire bold moves and foster genuine connections. Our unique Cold Brooze® is crafted to elevate gatherings, energizing drinkers while celebrating life's bold moments.

Values

We believe in joy, community, and the courage to take bold leaps. We're here to create products that spark fun, celebrate togetherness, and empower people to embrace life's adventures.

The Bold Opportunity



INNOVATION MEETS OPPORTUNITY
READY-TO-DRINK COCKTAILS
Spirit-based RTDs are growing at 40%. Whiskey-based RTD's are showing fastest growth
READY-TO-DRINK COFFEE
Coffee lovers crave convenience; RTD's dominate on the, afternoon, and evening use cases
COLD COFFEE TRENDS
Millennials drink more coffee than previous generations; cold brew is growing at 24.7%
wine
beer
spirits
cider
mixed drinks
Any pod
Any RTD
Any flavor
Home
On the go
Afternoons
Evenings
>75% of Starbucks revenue is from cold drink sales
BOLD MOVE BEVERAGES
American Whiskey and Cold Brew Coffee
COLD BROOZE
CRAFT COCKTAIL
ORIGINAL BLACK
ZERO SUGAR
12 FL OZ
355 ML



Aged American Rye Bourbon
Guatemalan/Columbian Arabica coffee
INTRODUCING COLD BROOZE
Cold Brooze is an uncompromising canned cocktail made with three timeless ingredients.
Our mission is to Energize & Socialize and
110 CALORIES
ZERO SUGAR
6% ABV
FORTUNE FAVORS THE BOLD
BOLD MOVE BEVERAGES
American Whiskey with Cold Brew Coffee
COLD BROOZE
CRAFT COCKTAIL


become the market leader
in this promising vertical.
Madagascar
Vanilla
ORIGINAL
BLACK
6% ALC/VOL
ATX
120MG CAFFEINE
12 FL OZ
355 ML
CRAFT COCKTAILS
ORIGINAL BLACK
COFFEE, WHISKEY, VANILLA


VANILLA OAT
160
CALORIES
DAIRY
FREE
6%
ABV
TASTING NOTES
BALANCED CREAMINESS
FAMILIAR SWEETNESS
ICED VANILLA LATTE
AMERICAN OAK
FORTUNE FAVORS THE BOLD
BOLD MOVE
BEVERAGES
American Whiskey
with Cold Brew Coffee
COLD
BROOZE
CRAFT COCKTAIL
VANILLA
OAT
6% ALC/VOL
ATX
120MG CAFFEINE
12 FL OZ
355 ML
Aged American
Rye Bourbon
Guatemalan/Columbian
Arabica coffee
Madagascar
Vanilla
Creamy
Oat Milk
Organic
Cane Sugar


BOLD MOVE
COLD
BROOZE
ORIGINAL
BLACK
COLD
BROOZE
VANILLA
OAT

EARLY TRACTION

- Achieved +$30,000 in 24Q3 revenue and forecasting a 6X increase year-over-year
- Established 125+ points of distribution (POD's) in Central TX, Northern California, Kentucky, and Western Massachusetts
- Cold Brooze is in retail accounts with national footprints: including select Total Wine & More, Liquor Barn (GoPuff), and 7-11 locations; in talks with Albertons to trial in 25Q4


• Discussing $50,000 in initial purchase orders to further expand distribution in Ohio, SoCal, Idaho, New Hampshire, Kansas, and more
BOLD MOVE BEVERAGES

Future projections are not guaranteed.


THE BOLD LEADERSHIP TEAM
Bold Move Beverages is built upon a foundation of passion, knowledge, and industry experience
JACOB GUSS
FOUNDER, CEO
• TWO-TIME FOUNDER
• TEXAS MBA
• STRATEGY/FINANCE AT FORTUNE 500 COMPANIES
American Airlines
LEWIS MILLIGAN
CO-FOUNDER, CCO
• 20+ YEARS OF EXPERIENCE
• OPERATED & DISTRIBUTED
• SEASONED SALES EXPERIENCE WITH NATIONAL REACH
Red Bull
REYES
JUSTIN FENCHEL
MENTOR
• SERIAL BEV ENTREPRENEUR
• TEXAS MBA
• BUILT BEATBOX INTO A $100M ARR BEV COMPANY
BEATBOX
CHRIS SUNDBERG
ADVISOR
• CPA & ANGEL INVESTOR
• TEXAS MBA
• OPERATOR, ADVISOR, & CFO EXPERIENCE
Deloitte.
JUDSON KAUFFMAN
ADVISOR
• FORMER NAVY SEAL
• TEXAS MBA
• SERIAL ENTREPRENEUR & TX BUSINESS HALL OF FAMER
CAROLINE FABACHER
ADVISOR
• SERIAL BEV ENTREPRENEUR
• VENTURE ATTORNEY
• OPERATOR, ADVISOR, & CSO EXPERIENCE
CANTEEN
SMU
BACKED BY: RENDER CAPITAL
BOLD MOVE BEVERAGES


WHERE & WHEN TO BROOZE
THE BRUNCH BUNCH
THE OUTDOORSMEN
THE OUT & ABOUT CROWD
THE TAILGATERS


TASTE-IMONIALS
5000+ COLD BROOZE CUSTOMERS/TESTERS:
I'll take a 4 pack
OOOOH
CLICK HERE
CLICK HERE
CLICK HERE
BOLD MOVE BEVERAGES

Reaction #1

Reaction #2

Reaction #3


HOW BROOZE STACKS UP
COLD BROOZE
IS DIFFERENTIATED
• TOP SHELF, COMPETES ON QUALITY
• WHISKEY-BASED
• NON-CARBONATED (NO BLOATING)
• ZERO SUGAR OR SWEETENERS
• NON-SESSIONABLE,
KICKSTARTER/COMPLEMENT
• CAFFEINATED
COLD BROOZE
CRAFT COCKTAIL
RANCH WATER
HIGH NOON
VODKA & SODA
BLACK CHERRY
JIM BEAM
Classic
HIGHBALL
RANCH RIDER
CUTWATER
PINEAPPLE MARGARITA



HORNITOS
RANCH WATER
MAMITAS
COUNTRY Luau
BOLD MOVE BEVERAGES



MARKET SIZE
$18.8B
Global RTD Cocktail Market
$4.95B
US RTD Cocktail Market
$300M
US RTD Boozy Coffee Market*
FUTURE MARKET INSIGHTS - 2023 (LINK)
*ESTIMATE AT 6% MARKET SHARE
BOLD MOVE BEVERAGES



UNIT ECONOMICS OF BROOZE
YEAR 1
Manuf/Freight - 17%
Materials - 28%
Ingredients - 23%
Taxes - 7%
Gross Margin 25%
YEAR 3
Manuf/Freight - 16%
Materials - 19%
Ingredients - 20%
Taxes - 7%
Gross Margin 38%
YEAR 5
Manuf/Freight - 15%
Materials - 12%
Ingredients - 18%
Taxes - 7%
Gross Margin 50%
GROSS MARGIN
25% -> 50%
VARIABLE COSTS
36%
Gross Margin
Dist. Margin
Ret. Margin
50%
40%
30%
20%
10%
0%
Year 1
Year 3
Year 5


Economies of scale will allow for significant cost savings without compromising quality or brand equity. The largest cost savings occur by sourcing larger quantities of materials (ie. aluminum cans, 4-packs, and case trays).
BOLD MOVE

Future projections are not guaranteed.


PRODUCT ROADMAP
2023
2024
2025
2026
COLD BROOZE LINE EXTENSION
Original Black
Vanilla Oat
Seasonal
Decaf
GEOGRAPHIC EXPANSION PLAN
TX, CA, KY, MA, E-Comm
Midwest & Southeast
National Expansion
COBRANDING STRATEGY
Regional Coffee & Whiskey Partners
National Coffee & Whiskey Partners
BOLD MOVE


FINANCIAL PROJECTIONS
Y1
Y2
Y3
Y4
Y5+
Grow/Pursue Acquisition or Liquidity event
Invest in Supply Chain &

	2024	2025E	2026E	2027E	2028E
Revenue	42,596	806,859	2,326,738	6,980,214	15,356,470
COGS	30,124	479,853	1,254,439	3,520,746	7,526,737
Gross Margin	12,472	327,006	1,072,298	3,459,468	7,829,734
Gross Margin %	29.28%	40.53%	46.09%	49.56%	50.99%
Marketing	20,395	204,248	408,496	735,293	1,176,468
Wages	54,708	581,750	930,800	1,396,200	1,954,680
R&D	-	25,531	57,445	100,528	150,792
Other SG&A	10,649	80,686	181,543	363,087	653,556
TOTAL SG&A	85,752	892,216	1,578,284	2,595,108	3,935,497
Net Income	(73,280)	(565,209)	(505,986)	864,360	3,894,236
Total Burn	73,280	638,489	1,144,474	280,114	(3,614,122)


Establish presence in Central Texas
Expand offerings, raise funding, enter new markets
Cobrand with regional/national brands
Future projections are not guaranteed.
BOLD MOVE

Future projections are not guaranteed.


HYPOTHETICAL REVENUE MULTIPLES
10x Multiple
Pessimistic Case
$120,000,000
12x Multiple
Base Case
$140,000,000
15x Multiple
Optimistic Case
$180,000,000
20x Multiple
George Clooney Case
$240,000,000
CUTWATER SPIRITS
10X
ABInBev
ANGELS ENVY
12X
BACARDI
CASAMIGOS Tequila
20X
DIAGEO
Alcohol regulations represent a blessing and curse. This barrier to entry has the positive effect of decreasing competition and increasing exit multiples as compared to traditional F&B companies.
Our goal is to grow BMB into a national brand, at which time we would seek a strategic acquisition. This is currently modeled to take place in 2028.
Based on 2027E Revenue & Historical Acquisitions
BOLD MOVE

Future projections are not guaranteed.


OUR NEXT BOLD MOVE
Bold Move Beverages is primed for growth and is seeking equity partners to scale.
Raising via a Convertible Note with:
• $2.5M pre-money cap
NWC 20%
Marketing 40%
G&A 5%
R&D 5%
$500K



• 6% interest rate
• Round led by Render Capital
Salaries & Wages
30%



FORTUNE FAVORS THE BOLD
Jacob@boldmovebeverages.com
(818) 3126344
BOLD MOVE BEVERAGES
COLD BROOZE
CRAFT COCKTAIL
VANILLA OAT
ORIGINAL BLACK

Company Links

- **Pitch Deck**
- **Featured on 're:COGs' podcast, hosted by Manufactured**
- **Our Website**